Exhibit 4.3
DESCRIPTION OF SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Schweitzer-Mauduit International, Inc., a Delaware corporation (the “Company,” “Schweitzer-Mauduit,” “we,” “our” or “us”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.010 par value. The following description of the material terms of our capital stock and the relevant provisions of our certificate of incorporation and amended and restated by-laws (our “by-laws”) are summaries thereof and are qualified by reference to our certificate of incorporation and by-laws, each of which is included as an exhibit to our Annual Report on Form 10-K, and to all applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

General Matters

The Company has two authorized classes of capital stock under its certificate of incorporation consisting of 100,000,000 shares of common stock, $0.10 par value per share, and 10,000,000 shares of preferred stock, $0.10 par value per share.

Common Stock

Subject to the prior rights of the holders of any preferred stock which may hereafter be issued, holders of common stock are entitled (i) to receive such dividends as may be declared by our board of directors (our “board”) from funds legally available therefor, and (ii) upon any liquidation of the Company, to receive a pro rata share of assets available for distribution to stockholders. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no redemption, conversion or sinking fund provisions applicable to the common stock, and the holders of common stock do not have any preemptive rights. The shares of common stock outstanding or held in the Company’s treasury are fully paid and nonassessable.

Preferred Stock

The preferred stock is issuable from time to time in one or more series, for such consideration and with such distinctive serial designations, dividend rates, redemption prices, liquidation rights, conversion rights, if any, voting rights, if any, sinking fund provisions, if any, dividend preferences, if any, and other special rights and qualifications, limitations or restrictions, all as may be determined by our board consistent with our certificate of incorporation and with the laws of the State of Delaware.

Anti-Takeover Effects of Certain Provisions

Certain provisions of our certificate of incorporation and by-laws summarized in the following paragraphs may have an anti-takeover effect and could make the following transactions more difficult: acquisition of the Company by means of a tender offer; acquisition of the Company by means of a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors. It is possible that these provisions could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Company, including transactions that might result in a premium over the market price for shares of our common stock.

Classified Board of Directors. Our by-laws provides for a classified board of directors consisting of three classes with the number of directors in each class divided as nearly equal in number as possible, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Blank Check Preferred Stock. Our certificate of incorporation provides that our board may, without further action by our stockholders, provide for the issuance of shares of preferred stock in one or more series and fix the designations, voting powers, preferences, rights and qualifications, limitations or restrictions of such series.

Exhibit 4.3

Removal of Directors; Vacancy. Our by-laws provides for the removal of any of the Company’s directors only for cause and only by the affirmative vote of 80% of the voting power of all the Company’s capital stock then entitled to vote generally in the election of directors, subject to the rights of the holders of any preferred stock. Furthermore, subject to the rights of the holders of any preferred stock, any vacancy on our board resulting from an increase in the size of our board or from death, resignation, disqualification, removal or other cause shall only be filled by our board acting by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, and any directors so elected shall hold office until the next election of the class to which such director was appointed and until their successors are elected and qualified or the earlier of such director’s death, resignation or removal.

Special Stockholder Meetings. Our certificate of incorporation provides that a special meeting of stockholders may be called only by our board pursuant to a resolution adopted by a majority of the whole board, by the chairman of the board or by the Chief Executive Officer. Stockholders are not permitted to call a special meeting.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholder actions may not be taken without a meeting and may not be taken by written consent in lieu of a meeting.

Advance Notification of Stockholder Nominations and Proposals. Under our by-laws, to be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for election to our board must be delivered to the Company’s Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days prior to or more than 30 days after such anniversary date, notice by a stockholder must be delivered by the later of the close of business on (i) the date 90 days prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Such notice must contain information specified in our by-laws, including the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.

Amendments to Certificate of Incorporation. Our certificate of incorporation provides that an affirmative vote of at least 80% of the voting power of all classes of stock entitled to vote in elections of directors is required to amend, alter, change, repeal, or adopt any provision or provisions inconsistent with certain sections of our certificate of incorporation, voting together as a single class, unless such amendment, alteration, change, repeal or adoption of any inconsistent provision or provisions is declared advisable by the affirmative vote of at least 75% of our board.

Forum for Adjudication of Disputes. Our by-laws provide that the Court of Chancery of the State of Delaware is generally the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the stockholders, (iii) any action asserting a claim against Company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or by-laws or (iv) any action asserting a claim against Company or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware. The Company may consent in writing to alternative forums.

Delaware Business Combination Statute. We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit us from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•the transaction is approved by our board prior to the date the interested stockholder obtained such status;

Exhibit 4.3
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or
•on or subsequent to such date, the business combination is approved by our board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Schweitzer-Mauduit and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation provides, generally, that a director of Schweitzer-Mauduit will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our by-laws provide for indemnification by Schweitzer-Mauduit of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Schweitzer-Mauduit, or at the request of Schweitzer-Mauduit, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our by-laws also provide that, to the extent authorized from time to time by our board, Schweitzer-Mauduit may provide indemnification to any one or more employees and other agents of Schweitzer-Mauduit to the extent and effect determined by our board to be appropriate and authorized by the Delaware General Corporation Law. Our by-laws also permit us to purchase and maintain insurance for the foregoing, and we currently have and expect to maintain such insurance. We have also entered into indemnification agreements with each of our current directors and executive officers. The indemnification agreements provide that we indemnify each of our directors and executive officers to the fullest extent permitted by Delaware General Corporation Law. The indemnification agreements also provide that we maintain a minimum level of insurance coverage for claims against our directors and executive officers and that we pay our directors’ and executive officers’ expenses relating to claims against them in advance.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SWM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.